

Reinvigorating community fitness with human interaction







## Jennifer Strout · 3rd

CEO & Founder of MotivateU | Putting the community back into community-based fitness by using AI to benefit humans, not to replace them | mobile Enterprise SaaS solutions

Talks about #ai, #tech, #crypto, #startup, and #founders

Virginia Beach, Virginia, United States · **Contact info**

**1,798** followers · **500+** connections

 MotivateU

 Bucknell University

## About

Jennifer is an innovative entrepreneur focused on providing accessible technological solutions in order to foster a society in which people feel both fulfilled and enriched.

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## Experience



**CEO & Founder**

MotivateU

Jul 2020 – Present · 1 yr 3 mos

Middleton, DE

MotivateU is an Enterprise SaaS corporation that uses artificial intelligence to provide patent-pending synchronization software and data-driven dashboards from any mobile device.

Our solution is targeted at the fitness market and fills the gap between the human-driven traditional gyms and data-driven AI fitness, allowing gym owners, fitness instructors, and members to enjoy the benefits of both worlds. We use AI to enhance human fitness trainers, not to replace them, because we believe it's time to put community back into community-based fitness.          ...see more

 Data-Driven Mobile AI Solutions for...



**Co-Founder & VP**

Silver Linings: Curated Connections

Jun 2020 – Present · 1 yr 4 mos

Austin, Texas, United States

A platform for building friendships, strengthening historical wisdom, and increasing resources across all demographics.



**Private Tutor**

Parliament Tutors

Nov 2013 – Present · 7 yrs 11 mos

Virginia Beach, VA

Subjects including but not limited to: SSAT, PSAT, SAT I & IIs, ACT, GRE, GMAT, LSAT, DAT, MCAT, TEAS, Military Aptitude Testing (including Officer); College Math, Science, English, Economics, Philosophy, Psychology; College, graduate school, and job applications. SAT average score increase of 180 points per section; GRE average score increase of 9 ...see more



**Private Tutor**

City Test Prep

Dec 2018 – Present · 2 yrs 10 mos



**Private Tutor**

Achievement Plus Tutoring

Nov 2013 – Jul 2018 · 4 yrs 9 mos

Norfolk, Virginia Area

One-on-one tutoring, including AP classes, college courses, and college, and graduate school entrance testing.

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## Education

Bucknell University



**Bucknell University**
BA, Philosophy & Psychology
2002 – 2006
Activities and Societies: Social Chair for Delta Gamma; Member of American Psychological Association; Member of Psi Chi: Psychology National Honor Society

Institutional Honors, Departmental Honors in Psychology

Designing, developing, programming, administering, and analyzing results from a novel Implicit Attitudes Test (IAT); administering and analyzing results from computerized testing methods including Go-NoGo reaction time tasks, extensive use of physiological equipment including administering and analyzing measurements from electrodermal response sensors and electroencephalograms (EEG); conducting and analyzing results from learning and conditioning research conducted on Sprague-Dawley albino rats with administration of caffeine.



**Saint Elizabeth University**
MA, Forensic Psychology & Counseling
2007 – 2009
Activities and Societies: Summa Cum Laude

Taught SPSS (over 7 years experience)
Graduate Assistant (3 semesters) for undergraduate research and statistics courses

Administration of self-reports (BDI, PANAs, MMPI-2, MCMI-III, etc.) and WAIS-III, COWA, TAT, Rorschach, etc.

Related coursework: Psychological Assessment I & II, Psychopathology & Diagnosis, Substance Abuse Counseling, Violence & Risk Assessment, Trauma & Crisis Intervention, Counseling Theories & Methods I-IV



**Old Dominion University**
Pre-Medicine/Pre-Medical Studies
2013 – 2014
Activities and Societies: American Chemical Society

Participated in an international research project tracking pollution through rain samples using nuclear magnetic resonance spectroscopy

## Licenses & certifications



**USPTO Basic Patent Certificate Training**
USPTO
Issued Jul 2020 · No Expiration Date

## Volunteer experience



**Chair of Political Affairs and Advocacy Committee**
Junior League of Norfolk-Virginia Beach
Aug 2017 – Present · 4 yrs 2 mos
Health

Chair of PAC Committee (elected board position): 2019-2022
Chair of 2018 Blood Drive
New Member of the Month: February 2018
Ways & Means Committee Member (2017-2018)
Community Events Member (2018-2019)
Member of the Month: January 2019



**Founding Director**
Free Forest School
Jan 2020 – Present · 1 yr 9 mos
Children



**Fundraising Consultant**
Kadampa Meditation Center
Sep 2016 – Aug 2018 · 2 yrs
Health